                                                                   Translation
                                                                   -----------
                                   Recorded

                    in Frankfurt am Main on June 28, 1996

                     Before the undersigned Notary Public

                                Klaus M. Kubel

                  with business address at Frankfurt am Main


appeared today:


1. Dr. Stefanie Roloff, attorney at law, with business address at Bockenheimer Landstrasse 51, 60325 Frankfurt am Main,


2. Dr. Heiner Druke, attorney at law, with business address at MesseTurm, Friedrich-Ebert-Anlage 49,60327 Frankfurt am Main.


The persons appearing are personally known to the notary public.


The person appearing under 1. declared that in the following she is acting in the name of Phoenix Aktiengesellschaft, Hamburg, pursuant to a written power of attorney and subpower dated June 27, 1996.


The person appearing under 2. declared that he is acting in the name of AB 9607 Verwaltungs GmbH & Co. KG, Aschaffenburg, and in the name of Safety Components International, Inc., a U.S.-American corporation incorporated under the laws of the state of Delaware, pursuant to the powers of attorney registered in the role of deeds of the Notary Public under Deed No. 89/1996.

The persons appearing declared:


On June 6, 1996, Phoenix Aktiengesellschaft and AB 9607 Verwaltungs GmbH & Co. KG executed an Agreement concerning the Sale and Transfer of all the Shares in Phoenix Airbag GmbH, Hildesheim, from Phoenix Aktiengesellschaft to AB 9607 Verwaltungs GmbH & Co. KG (Deed No. 89/1996 in connection with Deed No. 88/1996 of the Notary Public - the "Acquisition Agreement"). Sec. 19 of the Acquisition Agreement stipulates that the Agreement is deemed not consummated if it has not become effective by July 1, 1996. The parties have agreed to change the afore-mentioned date to August 15, 1996.


Now, therefore, the parties request the notarization of the following AMENDMENT TO THE ACQUISITION AGREEMENT


1. Section 3 of the Acquisition Agreement shall be revised to read as follows:


  "SECTION 3 PURCHASE PRICE, PAYMENT OF PURCHASE PRICE
  (1) The purchase price for the share in the Company and the Shareholder Loan sold and transferred pursuant to Section 2 para 2 of this Agreement amounts to an aggregate total of DEM 31,000,000.-- (Deutsche Marks Thirty One Million).


  (2) The purchase price shall be paid as follows:


  (a) No later than July 5, 1996, an amount of DEM 2.5 Million (Deutsche Marks Two Million Five Hundred Thousand) shall be paid free of charge to a bank account designated by the Seller, whereby such payment shall be applied to the purchase price set out in paragraph 1 and reduce the purchase price accordingly, if this Agreement becomes effective pursuant to Section 19. The payment will be made by Safety Components International, Inc. via wire transfer.


  (b) A second installment of the purchase price in the amount of DEM 28.5 Million (Deutsche Marks Twenty-Eight Million Five Hundred Thousand) shall be paid on the Effective Date free of charge to a bank account designated by the Seller.


  (3) In the event that this Agreement shall for any reasons the Buyer or any of its affiliated companies is responsible for, be considered null and void pursuant to Section 19 para 3 sentence 1 of this Agreement, the Seller is not obligated to repay the amount paid pursuant to para 2(a) in the amount of DEM
  2.5 Million to the Buyer or to Safety Components International, Inc. The afore-mentioned amount will then remain with the Seller as compensation for the non-consummation of the Agreement. In the event that the Agreement does not become effective due to reasons for which the Seller or neither party to this Agreement or for which neither of any affiliated company of a party to this Agreement is responsible, then the afore-mentioned amount is to be repaid immediately by the Seller to the Buyer."


  2. Section 19 of the Acquisition Agreement shall be revised to read as follows:


  "SECTION 19 EFFECTIVENESS OF AGREEMENT, EFFECTIVE DATE


  (1) This Agreement - with the exception of the provisions of Section Section 3 para 2(a) and para 3, 5 para 2 and 21 of this Agreement - shall become legally effective after the conditions set forth below have been satisfied:


  (a) The supervisory board (Aufsichtsrat) of Phoenix AG has given its consent to the conclusion of this Agreement.

  (b) The board of directors of Safety Components International, Inc. has given its consent to the conclusion of this Agreement.


  (c) Mr. Meinhard Liebing is no longer managing director of the Company and Buyer has received written evidence thereof.


  (d) Also Vauxhall Motors Ltd., General Motors Espana S.A. and General Motors Continental (now doing business as "Opel Belgium") have consented in a legally effective way to the transfer of the agreement between the Company on the one hand and Adam Opel AG, Vauxhall Motors Ltd., General Motors Espana S.A. and General Motors Continental on the other hand.


  (e) The parties to this Agreement have agreed on the accounting and valuation principles to be drawn up jointly by BDO Deutsche Warentreuhand AG Wirtschaftsprufungsgesellschaft and Price Waterhous GmbH
  Wirtschaftsprufungsgesellschaft on which the Closing Balance Sheet shall be based.


  (f) The Schedules to Section 16(2) A and Section 16(2) B have been exchanged by Buyer and Seller.


  (2) "Effective Date" within the context of this Agreement is either
  July 31, 1996, in the event that all of the conditions set forth under para 1 have been satisfied on or before July 31, 1996, or August 15, 1996, in the event that all of the conditions set forth under para 1 have not been satisfied by July 31, 1996, but have rather been satisfied on or before August 15, 1996.


  (3) This Agreement shall be considered null and void in the event the conditions set forth in para 1 have not been fulfilled by August 15, 1996. In case this Agreement shall not become effective, no Party may assert any claims against the respective other Party irrespective of the legal justification, which directly or indirectly relates to the fact that this Agreement has not become effective. The provisions under Section 3 para 3 of this Agreement remain hereby unaffected."


3. Section 1 para 3 sentence 3 of the Acquisition Agreement shall be revised to read as follows:


   "Seller shall ensure that the Shareholder Loan amounts to DEM 3,460,000.--at the close of business on July 30, 1996 (or, if the Effective Date was not July 31, 1996, then on August 14, 1996), that until the expiry of the Effective date no changes as to the amount of the loan will occur and that proof as to the amount of the loan of DEM 3,460,000.--will be provided to the Buyer at the close of business on July 30, 1996 (August 14, 1996)."


Fourth, Section 5 para 2 sentence 1 of the Acquisition Agreement shall be revised to read as follows:


   "(2) The Parties hereby instruct the Company to submit on or before October 15, 1996 a balance sheet of the Company as of the Effective Date ("CLOSING BALANCE SHEET")."


The persons appearing then declared: The Acquisition Agreement shall remain unchanged except for the afore-stated amendments and supplements.


The above Deed was read aloud to the persons appearing, approved by them and signed by them and the notary public in their own hands as follows:


(signatures)